**AVANTI SECURITIES CORPORATION**

Statement of Cash Flows

Year ended December 31, 2016

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net income | $ | 6,124 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized holding gain on securities owned | | (2,685) |
| Changes in operating assets and liabilities: | | |
| Other assets | | 74 |
| Prepaid expenses | | 494 |
| Dividend receivable | | (21) |
| Accounts payable and accrued expenses | | (1,786) |
| Net cash provided by operating activities | | 2,200 |
| Cash at beginning of year | | 32,091 |
| Cash at end of year | $ | 34,291 |
| | | |
| Supplemental disclosure: | | |
| Cash paid for taxes | $ | 60 |

See accompanying notes to financial statements.